AEM SPA

02 SEP 17 AM 9:50

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/478/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

September 12, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, announcing the results of the first semester of the Aem Group, as well as the decision to convene the ordinary shareholders' meeting for October 28, 2002 in first call and, if necessary, for November 5, 2002 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Antonella Giacobone
Company Secretary

Encl.

dlw 9/18

Cod. 5968127 - 2.99

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, September 12, 2002. AEM S.p.A. board meeting today, presided over by Mr Giuliano Zuccoli, approved the six-monthly consolidated and AEM S.p.A. parent company report for June 30, 2002.

The chief data referred to the AEM group are included here, compared with the data for the same period of the preceding financial year. The consolidation area comprises AEM S.p.A. and the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Energia S.p.A., AEM Service S.r.l., AEM Trading S.r.l., Zincar S.r.l., Metroweb S.p.A. and Serenissima Gas S.p.A., which are fully consolidated, as well as the connected companies Plurigas S.p.A. and Electrone S.p.A., which are proportionally consolidated; it should be remembered that at June 30, 2001, the companies Plurigas S.p.A. and Electrone S.p.A. were consolidated under the Shareholders' Equity method.

	30.06.2002 (thousands of euros)	**30.06.2001 (thousands of euros)**	**Variation (%)**
Total revenues	521,314	586,434	-11.1
Value added	180,881	209,627	-13.8
Gross operating income (EBITDA)	128,439	152,219	-15.7
Operating income (EBIT)	77,339	105,383	-26.7
Pre-tax income	48,277	92,000	-47.5
Income regarding the group	48,786	91,690	-46.8

When analysing and commenting the data for the first semester 2002 it should be remembered that the corresponding period last year was exceptional especially with regard to hydroelectric production.

Compared to the same period of the previous year, data for the first six-months of 2002 show a revenue decrease of 11.1%. This tendency is chiefly attributable to cyclical factors of an external nature and modifications to legislation in the electrical sector.

Exogenous-type factors include a reduction in the price of raw materials on international markets and the decrease in rainfall that has brought about a significant reduction in the production of electricity.

The first factor, which caused a corresponding reduction in external charges, has had no substantial impact on profit earning capacity. The reduction in hydroelectric production (for 290 million kWh), on one hand, has meant the cancellation of energy sales to the national mains supply network, which in the first six-months of 2001 had generated revenues and margins for 11 billion euros and, on the other hand, it has generated greater net charges for over 3 million euros since it became necessary to increase thermoelectric production (with consequent increase in consumption of combustibles) to cover the electrical requirements of end users.

Moreover negative effects were felt on turnover and industrial profitability trends due to the enforcement of tariff provisions that had previously been adopted by the Authority: in fact, from January 2002, the former extraordinary tariff component for electricity produced for sale to the captive market was no longer applicable (with an impact quantifiable as 5 million euros), a

component of the electricity distribution tariff that had enabled the gradual shift from the previous to the current tariff system (- 3.6 million euros) was eliminated and, finally, the tariff regime applied to the transportation of electricity on distribution networks to suitable customers was modified (- 3.1 million euros).

Overall, the impact of tariff modification and the decrease in hydroelectric production compared to the first semester of 2001 weighed heavily on gross operating income for about 35 million euros (bearing in mind that the electricity sector compensation fund made an extraordinary contribution in 2001 for 8.6 million euros). Marketing policies and efficiency recovery applied by the Company have thus enabled an 11 million euro cushioning of the impact of these factors, thus curtailing gross operating margin reduction at – 15.7% (the equivalent of 128.4 million euros).

In fact, the deterioration in revenue profiles was attenuated by these contributory factors: the growth in distributed gas volumes (+4.7%) and electricity (+1.3%), the significant growth in sales of electricity in the high demand time band (+5.3%), the sharp decrease in the sales of electricity in the low demand time band, characterised typically by low profit earning capacity (-16.6%) and the trends registered in the sales of heat (+27.8%). There has also been an upswing in gas sales (+0.6%), despite a considerable end market quota now being opened to the competition.
Labour cost dynamics have been seen to be positive, dropping by 8.7% compared to the first six months of last year, and this is the result of the rationalisation and efficiency research policy performed for operating processes.

The pre-tax result was for 48.3 million euros, a decrease of 47.5% compared to June 30, 2001, both because of the four million euro increase in depreciation and because of the 3.1 million euro drop in financial income, but above all following the negative contribution from the telecommunications sector, which brought about:

- Devaluation of the shareholding in Fastweb, a consolidated company under the Shareholders' equity method, for overall 21.6 million euros (and it should also be remembered that the current financial year the connected company Fastweb will make use of considerable tax benefits deriving from the application of Tremonti legislation for new investments);
- Devaluation of the shareholding in e.Biscom for 0.5 million euros;
- Loss of the subsidiary Metroweb, worth 2.4 million euros, following increased depreciation and financial expenses, compared to the same period of 2001.

Other actions of note include creation of reserves during the semester for foreseeable future changes in the electricity tariff system for a total of 4.6 million euros. As far as gas distribution tariffs are concerned for the six-month period, group companies have not made provision for any further reserves following the positive effects deriving from the new method of tariff calculation recently introduced, thanks to gas and electricity authority resolution 122/02. However, prudence dictated that it was preferable not to release reserves put aside at December 31, 2001 (for 6.6 million euros), delaying a final assessment subsequent to approval of new tariff proposals by the authority.

The net consolidated financial standing at June 30 was a negative 468.3 million euros; during the semester there were also cash disbursements for 134.1 million euros for the acquisition of a 13.4% shareholding in Edipower and for 25.3 million euros for prepayment of the BEI mortgage.

The most significant factors that have occurred after June 30 include:

- Initiation of procedures for transferring to AEM the ENEL company branch operating in electricity distribution for the municipalities of Milan and Rozzano.
- Enactment of Legislative Decree 193, dated 4/9/2002, with which the Government has frozen the tariff levels in the electricity and gas sectors for the quarter from September to November (net of any recovery at the end of the quarter covered by the provision); the economic impact of this measure for AEM is estimated as equal to 0.8 million euros);
- Government approval of a bill that envisages, amongst other things, the elimination retroactive to January 2002 of tax on the so-called "hydroelectric income" which, in the first six months of 2002, weighed on AEM accounts for more than 16 million euros.

In the light of the aforesaid factors and due to the efficiency recovery already implemented in the first six months, it is felt that the financial year will end on a positive note.

ENCLOSURES

The following tables contain an abridged balance sheet and interim profit and loss account for the AEM S.p.A. Group as at 30th June 2002:

(million euro)	**30.06.2002**	**% of revenues**	**30.06.2001**	**% of revenues**	**change**	**% 02/01**
Total revenues	**521.3**	**100.0**	**586.4**	**100.0**	**(65.1)**	**(11.1)**
Sales revenues	521.2	100.0	581.4	99.1	(60.2)	(10.4)
Grants from Equalisation Fund	0.1	0.0	5.0	0.9	(4.9)	(98.0)
Added value	**180.8**	**34.7**	**209.6**	**35.7**	**(28.8)**	**(13.8)**
Labour costs	(52.4)	(10.1)	(57.4)	(9.8)	5.0	(8.7)
EBITDA	**128.4**	**24.6**	**152.2**	**26.0**	**(23.8)**	**(15.7)**
Depreciation	(43.0)	(8.2)	(39.0)	(6.7)	(4.0)	10.3
Miscellaneous provisions	(8.1)	(1.6)	(7.8)	(1.3)	(0.3)	3.8
Operating result	**77.3**	**14.8**	**105.4**	**18.0**	**(28.1)**	**(26.7)**
Amount allocated to Equity	(21.8)	(4.2)	(13.4)	(2.3)	**(8.4)**	**62.7**
Financial Income/Expenditure	(8.8)	(1.7)	(1.4)	(0.2)	(7.4)	528.6
Ordinary income	**46.7**	**9.0**	**90.6**	**15.5**	**(43.9)**	**(48.5)**
Extraordinary Income/Expenditure	1.6	0.3	1.4	0.2	0.2	14.3
Earnings before tax	**48.3**	**9.3**	**92.0**	**15.7**	**(43.7)**	**(47.5)**
Minority share of income/loss	**0.5**	**0.1**	**(0.3)**	**(0.1)**	**0.8**	**(266.7)**
Group operating result	**48.8**	**9.4**	**91.7**	**15.6**	**(42.9)**	**(46.8)**

(million euro)	**30.06.2002**	**%**	**31.12.2001**	**%**	**Change**	**02/01**
Invested Capital						
Capital equipment	1,768.0	111.6	1,555.1	106.1	212.9	13.7
Working capital	(183.1)	(11.6)	(89.9)	(6.1)	(93.2)	103.7
Total invested capital	**1,584.9**	**100.0**	**1,465.2**	**100.0**	**119.7**	**8.2**
Sources of funding						
Group shareholders' equity	(1,116.6)	70.5	(1,143.9)	78.1	27.3	(2.4)
Net financial position beyond the next financial year	(128.0)	8.1	(98.4)	6.7	(29.6)	30.1
Net financial position during the next financial year	(340.3)	21.5	(222.9)	15.2	(117.4)	52,7
Net financial position	**(468.3)**	**29.5**	**(321.3)**	**21.9**	**(147.0)**	**45.8**
Total sources	**(1.584.9)**	**100.0**	**(1.465.2)**	**100.0**	**(119.7)**	**8.2**